Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2010
Date Prepared: July 28, 2010

GENERAL

Management discussion & analysis (“MD&A”) is intended to supplement and complement the financial statements of Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”).  The information provided herein should be read in conjunction with the Company’s audited financial statements and notes for the year ended April 30, 2010.

All dollar figures presented are expressed in Canadian dollars unless otherwise noted.  Financial statements and summary information derived there from are prepared in accordance with Canadian generally accepted accounting principles.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.crosshairexploration.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made herein may constitute “forward-looking statements” or contain “forward-looking information” within the meaning of applicable Canadian and United States securities laws.  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mine development including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; the potential for unexpected costs and expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Report on Form 20-F and in each MD&A.

Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of commodities; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment will continue to support the development and operation of mining projects.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements. The Company does not intend to update forward-looking statements or information, except as may be required by applicable law.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2010
Date Prepared: July 28, 2010

NATIONAL INSTRUMENT 43-101 COMPLIANCE

C. Stewart Wallis, P.Geo., President  of Crosshair and a Qualified Person as defined by National Instrument  43-101 (“NI 43-101”), has reviewed and is responsible for the technical information contained in this MD&A. Further information about the Company’s CMB property can be found in the Form 43-101 Technical Report on the Central Mineral Belt (CMB) Uranium Project, Labrador, Canada dated July 31, 2008, prepared by Gary H. Giroux, P.Eng. MASc,. and Jeffery A. Morgan, B.Sc. (Hons), P.Geo., who are “qualified persons” within the meaning of NI 43-101.  Further information on the Company’s Bootheel Project can be found in the NI 43-101 Technical Report on the Bootheel Property, Shirley Basin Mining District, Albany County, Wyoming, dated September 8, 2009  prepared by Douglas Underhill PhD C.P.G. and William E. Roscoe P. Eng. of Scott Wilson Mining who are “qualified persons” within the meaning of NI 43-101.  Additional information on the Two Time Zone can be found in the Technical Report on the CMBNW Property, Labrador Canada dated June 22, 2009, prepared by David A. Ross P.Geo, a “qualified person” within the meaning of NI 43-101.  Additional information on the Golden Promise Property can be found in the Form 43-101F1 Technical Report for the Golden Promise, South Golden Promise and Victoria Lake Properties, Newfoundland and Labrador dated April 30, 2008 and amended September 23, 2008, prepared by Larry Pilgrim, B.Sc., P.Geo. and Gary Giroux, P.Eng., MASc., who are “Qualified persons” within the meaning of NI 43-101.  All the above referenced Technical Reports are available on SEDAR and on our website.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties and its focus is primarily uranium, base and precious metals.  The Company does not have any producing mineral properties at this time.  The Company’s business is presently focused on the exploration and evaluation of various mineral deposits in North America.  The Company’s shares trade on Toronto Stock Exchange and on the NYSE AMEX Exchange.

The Company is currently focusing on exploration activities in the province of Newfoundland and Labrador, Canada and the States of Wyoming, USA on the following properties:

➢	Central Mineral Belt (“CMB”) Uranium Project in Labrador.

➢	Central Mineral Belt Joint Venture (“CMB JV”) Uranium Project with Silver Spruce Resources Ltd. in Labrador.

➢	Golden Promise Project, consisting of the Golden Promise, Southern Golden Promise and Victoria Lake Properties in Newfoundland

➢	Bootheel Uranium (“Bootheel”) Project with UR Energy in Wyoming

HIGHLIGHTS

The Company’s efforts for fiscal 2010 were as follows:

•	Raised a total of $4,275,000 through brokered and non-brokered financings

•	Commencement of the Vanadium Resource Expansion Program

•	Completion of a reconnaissance geological program on portions of the CMB JV ground

•	Completion of the initial resource estimate for the Bootheel Project

•	Commencement of drilling on the Golden Promise Property

Financings

On November 19, 2009, the Company completed a brokered private placement of 5,000,000 units (the “Units”) at a price of $0.20 per Unit for gross proceeds of $1,000,000.  Each Unit consisted of one common share and one common share purchase warrant (a “Warrant”) with each Warrant exercisable for one common share at an exercise price of $0.30 per common share for 24 months.   The Company paid the Agent a commission equal to 8% of the gross proceeds and issued agent’s warrants exercisable to acquire 500,000 agent’s units (“Agent’s Units”) at an exercise price of $0.255 per Agent’s

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2010
Date Prepared: July 28, 2010

Unit (valued at $59,617), for a period of 24 months, expiring on November 19, 2011.  Each Agent’s Unit consists of one common share and one warrant exercisable for one common share at an exercise price of $0.30 per common share for 24 months, expiring on November 19, 2011.

The Company also concurrently closed a brokered private placement with the Agent of 5,100,000 flow-through shares (“Flow-Through Shares”) at a price of $0.25 per Flow-Through Share for gross proceeds of $1,275,000. Each Flow-Through Share consisted of one Common Share which qualifies as a “flow-through share” for purposes of the Income Tax Act (Canada). The Company paid the Agent a commission equal to 8% of the gross proceeds raised by the Flow-Through Private Placement and issued 510,000 agent’s warrants (“Agent’s Warrants”) (valued at $60,809), with each Agent’s Warrant exercisable for one common share at an exercise price of $0.255 per common share, for a period of 24 months, expiring on November 19, 2011.

On December 15, 2009, the Company completed a non-brokered private placement with a single institutional investor of 2,000,000 flow-through shares of Crosshair (“Flow-Through Shares”) at a price of $0.25 per Flow-Through Share for gross proceeds of $500,000 (the “Flow-Through Private Placement”).  Each Flow-Through Share qualifies as a “flow-through share” for the purposes of the Income Tax Act (Canada). In connection with the Flow-Through Private Placement Crosshair issued 120,000 warrants (6% of shares issued), (valued at $13,853), as a finder’s fee.

On April 1, 2010, the Company closed a non-brokered private placement with Mineral Fields Group of 6,818,180 units (“Unit”) at a price of $0.22 per unit for gross proceeds of $1,500,000.  Each Unit consists of one flow-through common share, which qualifies as a “flow-through share” for the purposes of the Income Tax Act (Canada), and one half of one transferable non-flow-through share purchase warrant (a “Warrant”).  Each full Warrant has a two year term and is exercisable for one non-flow-through common share at an exercise price of $0.35 per common share for the first year and $0.40 for the second year following the date the private placement closes.

In connection with the flow-through private placement the Company paid a finder’s fee of a cash commission equal to 5% and a due diligence fee equal to 3.5% of the gross proceeds received from the private placement and issued 511,364 (valued at $56,781) finder’s fee warrants exercisable to acquire that number of Units (“Agent’s Units”), at an exercise price of $0.22 per Agent’s Unit, for a period of 24 months following the date the private placement closes.  Each Agent’s Unit consists of one common share and one half of one share purchase warrant on the same terms as the Warrants.

CMB Project
The project includes the following Property Agreements:

Moran Lake Property
Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% NSR and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

To date, the Company has issued 1,600,000 common shares, made cash payments totalling $575,000 and spent more than the required minimum $3,000,000 on project expenditures.  Beginning November 10, 2009, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production.  The advance royalty payment has not been made yet, and the Company is currently in discussions with the optionor to amend the payment terms. The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013 (See “Litigation” note).

Otter/Portage Lake Property
Pursuant to an agreement dated December 2, 2005, the Company acquired an option to earn a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the Central Mineral Belt of Labrador.

To date, the Company has issued the total required 225,000 common shares, made cash payments totalling $140,000 and spent more than the required minimum $600,000 on project expenditures.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2010
Date Prepared: July 28, 2010

Project Summary
The CMB Project is host to the C Zone – Area 1 – Armstrong Corridor, which has a current National Instrument (NI) 43-101 indicated resource of 5.19 million pounds of uranium (6.92 million tonnes at 0.034% U3O8) and an additional inferred resource of 5.82 million pounds of uranium (8.17 million tonnes at 0.032% U3O8) between all three zones.  It also contains 11.7 million pounds of vanadium (6.9 million tonnes at 0.08% V2O5) in the indicated category and an additional 15.8 million pounds (8.2 million tonnes at 0.09% V2O5) in the inferred category. (Technical Report dated July 31, 2008, filed on Sedar and available on the Company website). All three zones remain open and future programs will be aimed at confirming the continuity of mineralization between the zones.  The 2,116 claims in 22 licences cover 529 square km and are in good standing under provincial work assessment rules until 2012 and some as late as 2019. No work is required on these claims for the foreseeable future.

The Corridor falls outside of Labrador Inuit Lands and is not directly impacted by the Nunatsiavut Government's April 2008 decision to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands.  This moratorium was put in place in order to allow the Nunatsiavut Government time to establish a lands administration system and to develop an Environmental Assessment Act and environmental protection legislation.  The current land position map is posted on the Company website at: http://www.crosshairexploration.com/s/CentralMineralBelt.asp.

Since acquisition in 2004, the Company has completed 367 holes totalling 66,004 metres (m) on the property, including 49,633 metres in 241 holes on the main C zone and associated Area 1 and Armstrong showings. Area 1, Armstrong, and the C Zone comprise a 4.5 kilometre (km) long uranium mineralized corridor, with Area 1 and Armstrong located approximately 1.5 km southwest and 3.0 km southwest, respectively, of the C Zone.  All zones of mineralization are open for expansion, both along strike and to depth.

Current Highlights
The Company is currently carrying out a program to target the vanadium component of the resource.  The current resource includes only the vanadium found within the uranium envelope, but the ultimate vanadium resource appears to be much greater.  For example, although hole ML-181 averages 0.184% V2O8 over 155.0 m, less than 20 m was actually used in the resource estimate because the resource focused solely on uranium. To date, the Company has sampled approximately 2,000 metres of the 4,000 metres of core to be sampled.  Highlights to date include:

-  0.179% V2O8 over 241m (from 30m to 271m) including
   0.228% V2O8 over 20m (from 204m to 224m) in hole ML-182, and
-  0.331% V2O8 over 14m (from 114m to 128m) including
   0.428% V2O8 over 4m (from 118m to 122m) in hole ML-143.

Details of the results can be found on the Company website, www.http://www.crosshairexploration.com/i/pdf/Vanadium_Assay_Highlights.pdf.  Sampling of the remaining core will be carried out in the First Quarter of the fiscal year. Without any further drilling, there is the potential to more than double the vanadium resource. A new resource estimate will be released in the Third Quarter after receipt of the assays from the current sampling program.  Estimated cost of the remaining work is $150,000.

CMB JV Project

The CMB JV Project (1564 claims in 20 Licences) is a joint venture partnership with Silver Spruce Resources (“SSE”), whereby SSE retains a 40% participating ownership.  The Project is host to the Two Time Zone, which has an existing NI 43-101 indicated resource of 2.33 million pounds of uranium (1.82 million tonnes at 0.058% U3O8) and an additional inferred resource of 3.73 million pounds of uranium (3.16 million tonnes at 0.053% U3O8), also open for expansion.  (Technical Report dated June 22, 2009 filed on SEDAR and the Company website)

The Two Time Zone is the most advanced prospect within the 391 square km CMB JV.  This Zone, and in fact the majority of the CMB-JV, is located north-west of Crosshair's current CMB Project.  The Two Time Zone also falls outside of Labrador Inuit Lands and is not directly impacted by the Nunatsiavut Government's three year moratorium on uranium mining.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2010
Date Prepared: July 28, 2010

Current Highlights
Very limited work has been carried out on areas outside the Two Time Zone and Crosshair is carrying out the minimum amount of work required to properly evaluate the potential of these areas and maintain only the most prospective land.  Crosshair spent approximately $80,061 through to April 30, 2010 (net of recoveries from our joint venture partner and the Newfoundland JEA Program) in order to evaluate the CMB JV Project.  The 2009 summer program resulted in the discovery of four new uranium targets as well as confirming the presence of historic high-grade mineralized float on the CMB East property which returned a high of 2.19 percent U3O8.  Complete details on the 2009 summer program can be found on the Company website at:  http://www.crosshairexploration.com/s/NewsReleases.asp?ReportID=374497&_Type=News-Releases&_Title=Crosshair-Discovers-New-Uranium-Targets-and-Samples-2.19-U3O8-in-Labrador

The Two Time Zone is in good standing until 2017, but the Company posted a bond of $55,439 to maintain some of the other mineral properties in good standing beyond August, 2010 pending the completion of work programs in the summer of 2010.  Crosshair’s portion totals $33,263 (60%).

The 2010 summer program will consist of helicopter reconnaissance to evaluate those claims which have not had ground work to evaluate existing airborne radioactive anomalies or lake sediment anomalies.  The estimated cost of the program is $300,000.

Additional information and maps for priority target areas on the Projects can be found on the Company website at: www.crosshairexploration.com/s/CentralMineralBelt.asp.

Target Plan of Arrangement
On March 31, 2009, Crosshair and Target Exploration & Mining Corp. (“Target”) successfully closed a plan of arrangement whereby Crosshair acquired all the outstanding common shares of Target and Target has become a wholly owned subsidiary of Crosshair.  Target shareholders received approximately 14.7 million common shares of Crosshair (1.2 shares for each Target common share outstanding) with an estimated market value of approximately $2.5 million based on the weighted average of Crosshairs share price for the period 2 days before and after the closing date of March 31, 2009 in accordance with CICA Section 1582, Business Combinations and CICA 3870, Stock-based Compensation and other Stock-based Payments.)  Each Target warrant and stock option which gives the holder the right to acquire common shares of Target was exchanged for a warrant or stock option which gives the holder the right to acquire common shares of Crosshair on the same basis as the shareholders of Target, with all other terms of such warrants and options (such as term and expiry) remaining unchanged.  Crosshair now controls the Bootheel, Wyoming project in the USA.

Bootheel Project

The Wyoming properties are currently owned by The Bootheel Project LLC and consist of 274 Federal Mining claims, two state Leases, and 3,155.7 acres of Fee land held under a Mineral Lease and Surface Access Agreement with MJ Ranches.  Under an agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between UR-Energy USA Inc. (URE), several of its subsidiaries, Target, now a wholly owned Crosshair subsidiary, and 448018 Exploration Inc. (448018), a wholly owned subsidiary of Target, the Company may earn a 75% interest in The Bootheel Project LLC, subject to certain Royalties, by completing expenditures totalling US$3 million and issuing 125,000 common shares on or before June 7, 2011.  All the common shares have been issued and as of July 31, 2009, Crosshair has exceeded US$3 million in expenditures on the property, thereby earning its 75% interest in the Bootheel Project.

Under Agreements dated February 5, 2008 between M J Ranches Inc, and 448018 as manager, The Bootheel Project LLC leased MJ Ranches’ 75% ownership of certain minerals on fee land that adjoins the Bootheel Property. The initial term of the agreement is for five years with provision for two renewals.  Payment for the initial five year term is US$252,651 paid in advance, increased for inflation for the renewal periods.  The Fee Lands are subject to a sliding scale Royalty tied to the sales price of uranium.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2010
Date Prepared: July 28, 2010

An additional five claims were staked in December 2009 and the Bootheel Project LLC now comprises a 100% mineral interest in 274 Federal Unpatented Mining Claims, two state leases and a 75% mineral interest in four fee sections for a total of 8,524 gross acres and surface access rights to 7,882 acres.

Project Summary
The property has been previously explored for uranium by a number of companies in the 1970s and again in the mid 1990s by Cameco Corporation (“Cameco”) as outlined in an Independent NI 43-101 Technical Report dated July 8, 2007 and filed on Sedar.

The Bootheel Project LLC acquired a database from Power Resources Inc. that includes reports, gamma logs, drill logs and other data which primarily cover the Federal mining claims but also include some historic data from the surrounding fee land.

On January 15, 2009 The Bootheel Project LLC acquired additional data from Cameco which covers the four fee sections under lease from M J Ranches.  The data includes historical geological and gamma logs covering 660 drill holes totalling approximately 290,000 ft.  Compilation to date indicates that there have been approximately 1,900 drill holes totalling in excess of 600,000 ft, completed on the property and the surrounding area.

The 2008 drilling program, designed to further test the mineralized Sundance Formation, consisted of 93 vertical holes averaging 540 ft in depth and totalling 50,163 ft.  Of these holes, 12 were spot cored through the Sundance Formation resulting in 708.5 ft of core.  Drilling commenced in June and was completed September 20, 2008.

Complete assay results, location maps and other information can be found on the Company website –  http://www.crosshairexploration.com/s/Shirley.asp

Current Highlights
In addition to the 2008 drilling program, the historic holes were relocated, limited ground radiometric and water sampling surveys were carried out.  On February 5, 2009 Target reported that preliminary bottle roll tests had confirmed historical metallurgical test work indicating uranium recoveries of 87% or better using sodium bicarbonate as a lixiviant.

The data acquired from Cameco was compiled by Crosshair’s geological team and was combined with the results from over 50,000 feet of drilling completed by Target at Bootheel in 2008.  This compilation allowed the Company to complete an independent NI 43-101 resource estimate for the Bootheel Project as referenced in the Technical Report dated September 8, 2009.  The estimate includes an indicated resource of 1.09 million pounds of uranium oxide (1.44 million tons at 0.038% eU3O8) and an additional inferred resource of 3.25 million pounds of uranium oxide (4.40 million tons at 0.037% eU3O8).  The resource remains open for expansion with less than 60% of the historical resource area included in this initial estimate.  Additional information about the resource can be found at the Company website: http://www.crosshairexploration.com/s/NewsReleases.asp?ReportID=359646&_Type=News-Releases&_Title=Crosshair-Announces-Initial-Uranium-Resource-at-Bootheel.

Activities in fiscal 2010 will include further base line environmental studies, with hydrogeological studies and additional drilling as funding permits.  Application for a Docket Number will be made to the Nuclear Regulatory Commission (NRC) during the current fiscal year.

Golden Promise Gold Project

On April 29, 2009 Crosshair acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest.  Crosshair issued 2,655,000 common shares with a market value of $686,608 based on the weighted average of Crosshairs share price for the period 2 days before and after the closing date of April 29, 2009 in accordance with CICA Section 1582, (Business Combinations) and CICA 3870, (Stock-based Compensation and other Stock-based Payments) to Paragon to purchase the 60% interest in Golden Promise with an option to increase its interest to 70%.  Crosshair will provide Paragon with a $2.0 million carried interest in initial exploration expenditures to be

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2010
Date Prepared: July 28, 2010

completed prior to May 2013.  Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 250,000 common shares to Paragon.

Upon the successful completion of the initial $2.0 million exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1.0 million carried interest in additional exploration expenditures within 24 months.  Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 100,000 common shares to Paragon.  In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1.0 million or just retain the 60% interest.

Project Summary
Five quartz vein zones characterized by coarse visible gold have been discovered on the Golden Promise Project.  The Jaclyn Main Zone is the most advanced and has been intersected over a minimum strike length of 950 metres (m) and to a depth of 400 m.  The zone remains open for expansion along strike and to depth.  A preliminary independent National Instrument (NI) 43-101 compliant resource estimate has been completed at the Jaclyn Main Zone.  The report estimates an inferred resource of 89,500 ounces of gold (921,000 tonnes averaging 3.02 grams per tonne gold) at a cut-off of 1 gram per tonne gold.  The resource estimate is classified as an inferred mineral resource, consistent with the CIM definitions referred to in NI 43-101.  The NI 43-101 compliant estimate was prepared by Gary H. Giroux, P.Eng., M.Sc., an Independent Qualified Person as defined in National Instrument 43-101, and is filed in a Technical Report dated September 23, 2008 on SEDAR (www.sedar.com) and on our website.   http://www.crosshairexploration.com/i/pdf/REPORT-Sept2008.pdf

Current Highlights
During the current fiscal year the Company completed 7,220 m of drilling in 38 holes.  Twelve (12) holes (641m) were shallow infill holes located in the central part of the deposit designed to provide samples of the vein for metallurgical testing and to test for structural and grade continuity of the vein prior to the planned bulk sampling program.  Three holes (657 m) tested the Jaclyn North showing and four holes (572m) followed up an intercept 400 m west of the North zone.  The remaining 19 holes (5,350m) tested the central part of the deposit and the extension down plunge to the east.  Highlights include:

-
19.9 gpt gold over 1.6m (from 327.27m to 328.87m) including
31.37 gpt gold over 0.58m (from 327.7m to 327.85m) and
7.72 gpt gold over 0.5m (from 327.85m to 328.35m) and
18.89 gpt gold over 0.52m (from 328.35m to 328.87m) in hole GP10-121, and

-
11.1 gpt gold over 0.9m (from 28.0m to 28.9m) including
18.9 gpt gold over 0.4m (from 28.0m to 28.4m) and
78.1 gpt gold over 0.6m (from 52.9m to 53.5m) including
129.1 gpt gold over 0.3m (from 53.2m to 53.5m) in hole GP10-114, and

-	6.1 gpt gold over 2.3m (from 23.6m to 25.9m) including 16.7 gpt gold over 0.8m (from 25.1m to 25.9m) and 34.2 gpt gold over 0.3m (from 25.1m to 25.4m) in hole GP10-115.

Complete assay highlights, as well as a drill hole plan map, long section and core photos can be found on the Crosshair website at: http://www.crosshairexploration.com/s/GoldenPromise.asp.

A composite sample from six previously completed drill holes was submitted to SGS Mineral Services Vancouver, BC (“SGS”) for preliminary metallurgical testing including gravity concentration, flotation and determination of the cyanide leaching characteristics.  Thirty-four (34) samples from the drill holes were composited to provide one sample of 34.4 kilograms with a head grade which assayed 4.5 g/t gold as compared to the weighted average historical assay grade based on the individual samples of 4.18 g/t gold.  Subsequent to the year end the Company announced that the results indicate that the gold in the vein can be effectively recovered using gravity concentration in combination with flotation or leaching, or by direct leaching.  Gravity concentration recovers 85% of the gold at 120 microns and the remaining gold in the gravity tails can be recovered either by flotation after regrinding (96% rougher recovery at 110 microns) or by cyanide leaching

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2010
Date Prepared: July 28, 2010

(94% recovery in 72 hours at 70 microns).  The gold can also be recovered by direct leaching of the whole rock sample at 70 micron grind over a 72 hour period resulting in 98% extraction of the gold.

Drill core samples from the 12 infill holes drilled this year in the central part of the Jaclyn Main Deposit are currently with SGS where additional metallurgical testwork will further define the extraction process flowsheet.

Crosshair also plans to conduct a bulk sampling program on the Golden Promise Property in the fall of 2010 in order to determine a more representative gold grade for the Jaclyn resource, since assay results from diamond drilling alone may not be an effective means of reliably determining grade in high-nugget effect gold systems.  The gold occurrences on the Golden Promise Property, including the Jaclyn Main Zone, exhibit many similarities to the deposits of the Bendigo-Ballarat Gold District in Australia, which have collectively produced over 31 million ounces of gold.  Studies of other high-nugget effect gold deposits, including deposits from the Bendigo Goldfield, indicate that assays from surface diamond drill holes may understate the actual in-situ gold grade in such deposits.
Estimated cost of the program is $750,000.

South Golden Promise Project

Under the terms of an agreement dated February 14, 2003 with Paragon, the Company has earned a 60% interest in the South Golden Promise Property, subject to a 2.5% Net Smelter Return to the underlying vendors, buy issuing a total of 400,000 common shares and completing a minimum of $1,750,000 in exploration expenditures. Paragon retains a 40% participating interest.  The South Golden Promise Property includes two separate blocks of licenses, these being the South Golden Promise and the Victoria Lake claim blocks, which collectively cover 55 square kilometers in 218 claims in 9 licences.

Project Summary
Since acquiring the properties, the Company has completed several phases of exploration including prospecting, mapping, till and rock sampling as well as trenching on targets defined by the other works.

At South Golden Promise, the work to date has outlined a significant gold-bearing quartz vein system that has been exposed on surface for 170 meters and tested to about 50 meters depth by diamond drilling.  A total of 16 holes were completed at South Golden Promise in 2006 with two holes returning visible gold-bearing quartz veining which assayed a high of 19.5 grams per tonne gold over 1.15 meters.  During 2009, the Gabbro showing, which had previously sampled up to 10 g/t gold from a narrow quartz vein, was trenched without returning significant gold values.

A biogeochemical and prospecting program will be carried out in the spring of 2010 to further define isolated gold-in-soil anomalies.  Estimated cost of the program is $40,000.

At Victoria Lake, an 11 hole (2,197 meters) diamond drilling program was completed in 2006.  The program tested several coincidental geological, rock and soil geochemical anomalies as well as geophysical (gravity) anomalies.  Favourably altered, sulphide-bearing felsic volcanic units were encountered in several of the holes.  During 2008, a borehole Pulse EM survey was conducted to test for off-hole conductors that may represent massive sulphides.  Interpretation of the data identified several anomalies suggestive of conductive sources within the vicinity of the diamond drill holes.  Further work including diamond drilling has been recommended and a program in the winter of 2010 will be considered pending funding.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2010
Date Prepared: July 28, 2010

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

The following table summarizes the Company’s financial operations.  For more detailed information, please refer to the audited financial statements.

Description	Year ended April 30, 2010	Year ended April 30, 2009	Year ended April 30, 2008
Total assets
Mineral Properties
Working Capital
Shareholders’ equity
General and Administrative expenses
Property impairments and write offs
Net loss
Loss per share
Mineral property expenditures & acquisitions
	$34,998,792 30,385,684 3,403,009 33,705,417 3,087,573 229,796 (2,321,078) (0.02) 1,048,856	$33,365,659 29,336,828 2,641,169 31,849,308 6,914,903 14,000,000 (20,724,237) (0.22) 16,264,847	$42,270,262 27,071,981 13,272,006 40,795,458 11,051,968 247,704 (12,933,204) (0.18) 12,784,242

Overview

For fiscal year ended April 30, 2010 the Company reported a net loss of $2,321,078 or $0.02 per common share, compared with a net loss of $20,724,237 or $0.22 per common share for the prior fiscal year.  The weighted average number of common shares for fiscal 2010 increased to 118,114,045 from 93,584,687 for the previous year.  The increase in the average number of shares outstanding was primarily due to share issuances related to the following:

•	Exercise of stock options (25,000 common shares) in the 3rd quarter of fiscal 2010
•	Various financings (12,100,000 common shares) completed in the 3rd quarter of fiscal 2010
•	Settlement of vendor debt (350,000 common shares) in the 3rd quarter of fiscal 2010
•	Financing (6,818,180 common shares) competed in the 4th quarter of fiscal 2010

Expenses

Expenses for the current year were $3,087,573, $3,827,330 (55%)  lower than in fiscal 2009 due primarily to significantly lower stock-based compensation expense and a reduction in overall expenses as a result of decreased Company activity in fiscal 2010.

Stock-based compensation expense for 2010 was $2,262,948 (68%) lower than in 2009 due largely to certain stock options being cancelled as a result of significantly fewer staff related to corporate downsizing and fewer stock options vesting in the current period partially offset by new incentive stock options being granted to employees and management as a means to retain core staff during the downturn in the industry.

Wages and salaries decreased in 2010 by $709,320 (52%) from 2009 due primarily to on-going expenditure reductions partially offset by a reduction in support for exploration related activities and a lower staff compliment.

Audit and accounting expenditures decreased by $38,988 (23%) when compared to fiscal 2009.

Investor relations expenditures decreased by $93,735 (56%) from fiscal 2009 due to reducing investor and public relations activities.

Legal expenditures increased by $64,689 (29%) over fiscal 2009 as a result of fees directly associated with the litigation with Universal Uranium Corp.

Office and administrative expenses decreased by $148,410 (45%) due to the overall reduction in office activities and reduction in staff.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2010
Date Prepared: July 28, 2010

Other Income (Expenses)

Other expenses decreased in fiscal 2010 by $15,058,379 to $52,255 compared with $15,110,634 in 2009.  The Company’s Sinbad project was written off during the year as a result $229,796 was recorded for this write-off. Additionally, the company’s interest income was $126,303 lower than the prior year due to the lower average cash balances and the Company realized a gain on Marketable securities of $66,667 compared to last year’s loss of $1,290,195.  Crosshair has accounted for its investment in marketable securities as “Held for Trading” in accordance with CICA Standard 3855 on Financial Instruments. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income.

Future Income Tax Recovery

The company recognized a recovery of future income tax of $818,750 related to the renouncing in the current fiscal year certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties from the prior year’s flow through securities offering to shareholders.  During the year ended April 30, 2010, the Company issued 13,918,180 common shares on a flow-through basis for gross proceeds of $3,275,000 which were renounced in fiscal 2010.  The flow-through agreement requires the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties.

Mineral Property Expenditures

During the current fiscal year, the Company incurred total mineral property exploration expenditures of $1,401,040 due primarily to the exploration and drilling activities on the CMB Moran Lake property totaling $273,810; CMB-JV totalling $80,062 (net of recoveries); Bootheel totalling $222,867; and Golden Promise totalling $824,301.

Working Capital

Working capital was $3,403,009 as at April 30, 2010 compared with $2,641,169 as at April 30, 2009, up by $761,840. The increase was mainly due to cash provided by financing activities of $3,817,314, which was then partially offset by operating and investing activities of the Company during fiscal 2010.

SUMMARY OF QUARTERLY RESULTS

The following table summarizes the Company’s financial operations for the last eight quarters.  For more detailed information, please refer to the unaudited financial statements.

Description	4Q 2010	3Q 2010	2Q 2010	1Q 2010
Total Assets Mineral Properties Working Capital Shareholders’ equity Net Loss Loss per share Mineral property expenditures	34,844,269 30,385,684 3,403,009 33,705,417 (165,795) (0.00) 149,559	33,991,952 29,746,481 3,198,477 32,686,518 (423,792) (0.00) 409,653	32,028,702 29,549,036 1,401,681 30,737,459 (902,745) (0.01) 212,208	32,992,229 29,614,264 1,994,911 31,436,109 (828,746) (0.01) 277,436

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2010
Date Prepared: July 28, 2010

Description	4Q 2009	3Q 2009	2Q 2009	1Q 2009
Total assets Mineral Properties Working Capital Shareholders’ equity Net Loss Loss per share Mineral property expenditures	33,365,659 29,336,828 2,641,169 31,849,308 (14,455,510) (0.14) 4,541,933	44,296,494 38,794,895 4,183,662 43,403,100 (1,136,063) (0.01) 418,684	46,221,741 38,376,210 5,109,959 43,911,744 (3,316,311) (0.03) 2,443,261	46,911,489 35,932,950 9,934,238 46,319,868 (1,816,353) (0.02) 8,860,969

FOURTH QUARTER

For 4th quarter of fiscal 2010 the Company reported a net loss of $165,795 or $0.00 per common share, compared with a net loss of $14,455,510 or $0.14 per common share for the same quarter in the prior fiscal year.

As with the recent quarters, the two largest components of the current quarter loss are represented by non-cash activities: stock-based compensation charges which was offset by a recovery of asset retirement obligations.  Stock-based compensation was $994,880 lower in the 4th quarter of 2010 when compares with 2009 due to

During the 4th quarter of 2009 $14,000,000 was written off in mineral property costs compared with $Nil being written off in the 4th quarter of 2010.

Other item such as accounting and auditing, consulting, investor relations, office, rent and wages were all down from the previous quarters due to the decreased activities of the Company during this past fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

As of April 30, 2010, the Company had cash and cash equivalents of $3,427,511 (April 30, 2009 - $2,827,274) and working capital of $3,403,009 (April 30, 2009 - $2,641,169).  Cash used in operating activities during 2010 was $2,259,495 compared with $3,414,510 in 2009. Cash utilized in investing activities decreased by $5,095,996 to $957,583 primarily as a result of reduction of cash expenditures associated with exploration activities.  Cash from financing activities increased to $3,817,315 when compared to 2009.  The increase was the result of financings completed during the year and the exercise of stock option.

Cash

The Company’s cash and cash equivalents are held in a Schedule 1 Canadian financial institution and its affiliated brokerage house in highly liquid accounts and interest bearing investments.  No amounts have been or are invested in asset-backed commercial paper.

The Company needs to complete an equity financing to finance its intended operations, and maintain its priority mineral property licenses for the next 12 months.  To date, the Company’s operations, exploration and development activities have been almost entirely financed from equity financings.  The Company will continue to identify financing opportunities in order to provide additional financial flexibility and to continue the development of its property portfolio, meet land claim expenditure requirements and other commitments.  While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2010
Date Prepared: July 28, 2010

COMMITMENTS

The Company has entered into operating lease agreements for its office premises in Vancouver.  The annual commitments under these leases are: fiscal 2011- $139,365.

In connection with the option agreement to earn in its 90% interest in the Moran Lake Property, beginning November 10, 2009, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production (See Note 15).  The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013. In addition, as at April 30, 2010, the Company is required to spend approximately $394,600(net of recoveries from the government of Newfoundland and our joint venture partner) to maintain the highest potential claims.

LITIGATION

Litigation with Universal Uranium Ltd.

Crosshair Exploration announced on April 28, 2009 that it commenced an action in British Columbia Supreme Court against Universal Uranium Ltd (“Universal”) alleging that Universal had knowledge of trades that artificially inflated the market price of shares of Universal at the time that Crosshair agreed to purchase property and securities of Universal.  The action relates to certain agreements Crosshair entered into with Universal to acquire all of Universal’s interest in its project in the Central Mineral Belt of Labrador and to purchase securities of Universal by way of a private placement.

On April 29, 2010, the Company announced that it entered into a definitive agreement with Universal to settle all outstanding litigation between Crosshair and Universal.

The settlement agreement requires Crosshair and Universal to file a consent dismissal order dismissing both the Crosshair claim and the Universal counterclaim. Neither company paid any funds to the other pursuant to the terms of settlement.

Crosshair has also entered into a voting trust agreement (the “2010 Voting Trust Agreement”). Pursuant to the 2010 Voting Trust Agreement, Crosshair will either abstain from voting its shares in Universal or vote those shares in favour of Universal management’s proposals for a period of thirty-six months. As of April 27, 2010, Crosshair held 2,222,222 Universal shares and 2,222,222 Universal warrants.
As per the original voting trust agreement between Crosshair and Universal announced on July 30, 2008 (the “2008 Voting Trust Agreement”), Universal is also required to either abstain from voting its shares in Crosshair or vote those shares in favour of Crosshair management’s proposals. As of April 27, 2010, Universal held 5,799,500 (including 1,429,000 held in escrow) Crosshair shares and 7,500,000 Crosshair warrants.

Pursuant to the settlement, for the next twelve months, both Crosshair and Universal are required to report on a monthly basis to the other in writing advising of the number of shares in the other they have purchased or sold in the preceding month. If Universal fails to comply with its reporting obligation, following receipt of written notice from Crosshair of its failure to report, Universal has five calendar days to supply the information to Crosshair before the 2010 Voting Trust Agreement becomes null and void. Such a voiding of the 2010 Voting Trust Agreement would have no bearing on the terms of the 2008 Voting Trust Agreement. Universal would continue to be required to either abstain from voting its shares in Crosshair or vote its shares in favour of Crosshair management’s proposals.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2010
Date Prepared: July 28, 2010

Litigation with Lewis Murphy

On April 28, 2010 Mr. Lewis Murphy commenced court proceedings against the Company in the Supreme Court of Newfoundland and Labrador in relation to a 2004 Agreement pursuant to which the Company was granted an option to acquire an interest in certain mineral licenses in Newfoundland and Labrador.  As acknowledged by Mr. Murphy in the Statement of Claim, the mineral licenses were transferred to Crosshair.  The Agreement provides that upon the Company completing its earn-in obligations under the Agreement and becoming vested as to its 90% interest therein, the Company will pay Mr. Murphy an annual advance royalty of $200,000 per year until the Commencement of Commercial Production.  Mr. Murphy alleges he was owed a further annual advance royalty payment in the amount of $200,000 in November 2009.  Mr. Murphy is seeking contractual damages in the amount of $200,000, and various declaratory reliefs including, but not limited to, an order that the transfers of any and all mineral licenses from Murphy to the Company made pursuant to the Agreement are null and void and a declaration that the Agreement is terminated.  The Company is defending the court action and has filed a Counterclaim alleging that Mr. Murphy has breached certain representations and warranties contained in the Agreement.  The Company seeks various reliefs including an order of damages and the return of shares.  Mr. Murphy is defending the Counterclaim.

SHARE CAPITAL

The Company’s authorized capital consists of unlimited number of common shares without par value, and has securities outstanding as follows:

	As At
Security Description	April 30, 2010	Report Date
Common shares – issued and outstanding	131,477,493	131,477,493
Director, employee and contractor options – vested	7,334,632	8,296,764
Director, employee and contractor options – granted but not yet vested	5,343,528	2,801,764
Warrants to purchase shares	17,550,454	17,550,454
Underwriters warrants – rights to purchase warrants	755,681	755,681
Common shares – fully diluted	162,299,287	160,882,156

During the year ended April 30, 2010, shares, options and warrants were issued as follows:

•
On November 19, 2009, the Company completed a brokered private placement of 5,000,000 units (the “Units”) at a price of $0.20 per Unit for gross proceeds of $1,000,000.  Each Unit consisted of one common share and one common share purchase warrant (a “Warrant”) with each Warrant exercisable for one common share at an exercise price of $0.30 per common share for 24 months.   The Company paid the Agent a commission equal to 8% of the gross proceeds and issued agent’s warrants exercisable to acquire 500,000 agent’s units (“Agent’s Units”) at an exercise price of $0.255 per Agent’s Unit (valued at $59,617), for a period of 24 months, expiring on November 19, 2011.  Each Agent’s Unit consists of one common share and one warrant exercisable for one common share at an exercise price of $0.30 per common share for 24 months, expiring on November 19, 2011.

The Company also concurrently closed a brokered private placement with the Agent of 5,100,000 flow-through shares at a price of $0.25 per Flow-Through Share for gross proceeds of $1,275,000. Each Flow-Through Share consisted of one Common Share which qualifies as a “flow-through share” for purposes of the Income Tax Act (Canada). The Company paid the Agent a commission equal to 8% of the gross proceeds raised by the Flow-Through Private Placement and issued 510,000 agent’s warrants (“Agent’s Warrants”) (valued at $60,809), with each Agent’s Warrant exercisable for one common share at an exercise price of $0.255 per common share, for a period of 24 months, expiring on November 19, 2011.

•	On December 2, 2009, the Company settled debt of $79,450 by the issuing 350,000 common shares.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2010
Date Prepared: July 28, 2010

•
On December 15, 2009, the Company completed a non-brokered private placement of 2,000,000 flow-through shares of Crosshair at a price of $0.25 per Flow-Through Share for gross proceeds of $500,000.  Each flow-through share qualifies as a “flow-through share” for the purposes of the Income Tax Act (Canada). In connection with the flow-through private placement the Company issued 120,000 warrants (6% of shares issued), (valued at $13,853), as a finder’s fee.

•
25,000 shares were issued from the exercise of stock options at price of $0.15 per share for gross proceeds of $3,750.  An amount of $8,222 representing the fair value of the options on granting was reclassified from contributed surplus to capital stock on exercise.

•
On April 1, 2010, the Company closed a non-brokered private placement with Mineral Fields Group of 6,818,180 units (“Unit”) at a price of $0.22 per unit for gross proceeds of $1,500,000.  Each Unit consists of one flow-through common share, which qualifies as a “flow-through share” for the purposes of the Income Tax Act (Canada), and one half of one transferable non-flow-through share purchase warrant (a “Warrant”).  Each full Warrant has a two year term and is exercisable for one non-flow-through common share at an exercise price of $0.35 per common share for the first year and $0.40 for the second year following the date the private placement closes.

In connection with the flow-through private placement the Company paid a finder’s fee of a cash commission equal to 5% and a due diligence fee equal to 3.5% of the gross proceeds received from the private placement and issued 511,364 (valued at $56,781)finder’s fee warrants exercisable to acquire that number of Units (“Agent’s Units”), at an exercise price of $0.22 per Agent’s Unit, for a period of 24 months following the date the private placement closes.  Each Agent’s Unit consists of one common share and one half of one share purchase warrant on the same terms as the Warrants.

All securities issued pursuant to the Private Placement are subject to a four month hold period that expires on August 2, 2010.

RELATED PARTY TRANSACTIONS

During the year ended April 30, 2010, the Company entered into transactions with related parties as follows:

•	The $26,250 in management fees owing at April 30, 2009, to former directors of Target were paid during the period.

•	The $24,998 owing in legal fees at April 30, 2009, was paid during the period, to the law firm of which a director is a partner.

•
At April 30, 2010, the Company had a receivable of $2,669 (April 30, 2009 - $Nil) from a company (with a director and officer (Mark Morabito) in common.  This amount was owed for shared office services, such as rent, office supplies and related utilities, and is included in Receivables.

•
The Company entered into a contract with a management company with a director and officer (Mark Morabito) in common, whereby the management company will provide shared office and payroll services to the Company.  During the year ended April 30, 2010, the Company has paid a total of $203,639 (April 30, 2009 - $38,498, April 30, 2008 - $Nil) to this management company for such services and has deposits on hand with this company of $130,514 (2009 - $Nil) to be used against services to be provided in the future.

•
Incurred management fees of $77,500 (2009 – $12,500, 2008 - $15,600) to a company owned by a director and officer of the Company.  As at April 30, 2010 $4,294 (2009 - $47,250) was owing to companies owned by directors and officers (Stewart Wallis and Mark Morabito) of the Company and was included in due to related parties.

•
Paid rent for its Newfoundland office of $6,592 (2009 - $97,153, 2008 - $45,660) to a private company that has a director (Chris Collingwood) in common.  In July 2009, the Company terminated the use of this office space.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2010
Date Prepared: July 28, 2010

•
Consulting fees include $50,350 (2009 - $Nil, 2008 - $Nil) of fees paid or accrued to companies owned by directors and officers of the Company.     Management fees include $17,082 (2009 - $31,250, 2008 - $56,250) of fees paid or accrued to companies owned by directors and officers (Mark Morabito and Adam Kniec) of the Company.

•	Incurred independent directors’ fees of $Nil (2009 - $100,500, 2008 - $108,500).

These transactions were incurred in the normal course of operations, and were undertaken with the same terms and conditions as transactions with unrelated parties.  The amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

GOING CONCERN

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

While the Company’s consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due, certain conditions and events cast significant doubt on the validity of this assumption.  For the year ended April 30, 2010, the Company reported a loss of $2,321,078 and as at that date had an accumulated deficit of $53,694,636.  The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional funding from loans or equity financings or through other arrangements. To raise funds for operations, the Company is pursuing merger and acquisition opportunities, in conjunction with private or institutional financing.  However, there can be no assurance that these activities will be successful.

The Company’s consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption deemed to be inappropriate.  These adjustments could be material.

CRITICAL ACCOUNTING ESTIMATES

Management considers the following estimates to be the most critical in understanding the judgements that are involved in the preparation of the Company’s financial statements for the year ended April 30, 2009 and the uncertainties that could impact its results of operations, financial condition and cash flow:

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from these estimates.  Significant areas where management’s judgement is applied include: asset valuations, amortization of equipment, provision for asset retirement obligations, valuation allowance for future income taxes, valuation of warrants and stock based compensation.

Impairment assessment of the carrying value of its Mineral properties

The Company reviews and evaluates the recoverability of the carrying values of mineral properties when events and circumstances suggest impairment.  If, after management review, it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the property is abandoned, or management deems there to be an impairment in value, the property is written down to its net realizable value.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2010
Date Prepared: July 28, 2010

Stock-based compensation

The Company makes estimates regarding assumptions used in the calculation of stock based compensation.  These included the risk-free interest rate, expected life of options, volatility and dividend rate. The Company reviews historical trading data, previous exercise history, and risk free interest rates posted by Canadian Banks in making these assumptions. The Company recognizes an expense arising from stock options granted to both employees and non-employees using the fair value method.  The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option’s fair value, is then recognized over the options vesting periods.

ACCOUNTING POLICIES

Future Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of May 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011. In July 2008 AcSB announced that early adoption will be allowed in 2009 subject to seeking exemptive relief.  The conversion to IFRS may have a material effect on our:

•	reported financial position and results of operations;

•	systems of internal controls and procedures over financial reporting, including related business processes; information technology and data systems;

•	disclosure controls and procedures;

•	current financial reporting training curriculum; and

•	downstream business activities such as our corporate hedging programs, joint venture agreements and other contractual arrangements, debt covenants, compensation programs and tax planning arrangements.

The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date. We expect to complete the detailed IFRS conversion plan by October 31, 2010. We are in the process of completing our detailed technical analysis of Canadian GAAP-IFRS accounting differences. Furthermore, IFRS accounting standards, and the interpretation thereof, are constantly evolving and therefore are subject to change through the end of 2011. Consequently, we will continuously monitor IFRS accounting developments and update our conversion plan and public disclosure as necessary.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2010
Date Prepared: July 28, 2010

PLAN OF OPERATIONS / OUTLOOK

In the next 12 months, the Company plans to remain focused on cost controls and discretionary spending and on attempting to raise new equity in order to continue the exploration and development activities related to its three core properties.  Should the Company be successful, project plans in the near term, would include further developing the Bootheel and Golden Promise Projects.

Bootheel

The Company is developing programs that include additional drilling to expand and further delineate the uranium resource, hydrological studies and continuing base line environmental studies.   Over the next 12 months the Company plans to spend approximately $80,000 USD on the programs as described previously.

Central Mineral Belt

Crosshair is actively working with the Nunatsiavut Government to insure that they are on track with achieving the milestones to establish a lands administration system, to develop an Environmental Assessment Act, and to develop environmental protection legislation with the goal of having the moratorium lifted on before April 2011.   The Armstrong Camp will be refurbished this summer so that it is ready to use upon the lifting of the moratorium.  Crosshair is continuing to resample the existing core for Vanadium and a new resource estimate is anticipated in the late fall.  An abbreviated reconnaissance geological program is being carried out on the CMB JV to evaluate current claims for their uranium potential.  Over the next 12 months the estimated expenditures on the CMB and CMB-JV are estimated to be $400,000.

Golden Promise

The Company has surveyed and applied for a mineral lease over the Main Jaclyn Deposit in preparation for the obtaining of a bulk sampling to be carried out in the fall of 2010.    It is anticipated that this sample will be milled at one of the existing gold mills in Newfoundland and should establish the mining grade of the deposit.  Over the next 12 months the Company anticipates spending $1,400,000 on the Golden Promise.

All expenditures mentioned above will be made from the Company’s current flow-through funds on hand and any work in addition to this will require the Company to raise additional funds.  To raise additional funds for operations, the Company is also pursuing merger and acquisition opportunities, to be completed in conjunction with private or institutional financing.

GENERAL

The Company records its interest in mineral properties at cost.  Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management regularly reviews the net carrying value of each mineral property.  Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, resources, and operating, capital and reclamation costs on an undiscounted basis.  Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.  When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Management’s estimates of mineral prices and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs.  Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2010
Date Prepared: July 28, 2010

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

RISK FACTORS

Commodity Price Volatility

The market prices for commodities, over which the Company has no control, are volatile.  There is no assurance that if commercial quantities of these commodities are discovered, a profitable market will exist for a production decision to be made or for the ultimate sale of production at a profit.  As the Company is currently not in production, no sensitivity analysis for price changes has been provided.

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserve tonnages and grades.  Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data.  The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that these resources can be converted into reserves with profitable extraction.  Declines in the market prices for metals may adversely affect the economics of converting a resource estimate into a reserve.

Foreign Currency Exchange

The Company maintains its accounts in Canadian dollars, and has historically raised new financing in Canadian dollars.  With the acquisition of Target, the Company now has operations in the United States which subject it to fluctuations between the Canadian and United States currencies.  Generally, the Company purchases sufficient US dollars to offset a significant portion of known US obligations in order to minimize foreign exchange fluctuations.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore.  There is also no assurance that presently identified mineralization can be mined at a profit.  Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved.

The commercial viability of a mineral deposit is also dependant upon a number of factors, some of which are beyond the Company’s control such as, commodity prices, exchange rates, government policies and regulation and environmental protection.

Nunatsiavut Government Moratorium

In order to develop the tools to evaluate the impact of large-scale development projects and the environmental impact, on April 8, 2008, Labrador’s Nunatsiavut Government announced a moratorium on uranium mining on Inuit land it governs until March 31, 2011 after which the issue is to be revisited.  As the vast majority of the Company’s uranium properties do not fall under Nunatsiavut jurisdiction, such a moratorium is not expected to materially affect the Company’s operations or prospects, however, given the negative impact on capital market sentiment toward the area it has become more difficult to raise capital as needed.

Financing

The Company does not currently have any operations generating cash to fund projected levels of exploration and development activity and associated overhead costs. The Company is therefore dependent upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available to the

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2010
Date Prepared: July 28, 2010

Company or at all.  In the future the Company will require additional funding to maintain its mineral properties in good standing.  While the Company has been successful in raising funds in the past, there can be no assurance it can continue to do so in the future.  The lack of additional financing could result in delay or indefinite postponement of further exploration and possible, partial, or total loss of Crosshair’s interest in its mineral properties.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, and payables and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity for prompt liquidation.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of our “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) of the Exchange Act) was carried out by our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded as of the end of the period covered by this report that the design and operation of our disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that our disclosure controls and procedures will detect or uncover every situation involving the failure of persons within our company and our subsidiaries to disclose material information otherwise required to be set forth in our periodic reports.  Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of Crosshair Exploration Mining Corp. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of company level internal controls over financial reporting on a risk based approach using elements of the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in the Company’s internal controls over financial reporting during the quarter ended April 30, 2010 that have affected, or which are reasonably likely to materially affect, its internal control over financial reporting.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2010
Date Prepared: July 28, 2010

Management’s internal control report was not subject to attestation by the Corporation’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management’s report.

APPROVAL

The board of directors of Crosshair Exploration and Mining Corp. has approved the disclosures contained in this MD&A.  A copy of this MD&A will be provided to anyone who requests it.